Exhibit 19.2

Silver Bull Resources, Inc.

Policy for Stock Trading by Directors, Executive Officers and Other Members of Management

Adopted by the Board of Directors on May 1, 2006

The Board of Directors of Silver Bull Resources, Inc. (“Silver Bull” or the “Company”) believes that members of management (including consultants) and directors of Silver Bull should have a meaningful investment in Silver Bull. As stockholders themselves, directors and members of management are more likely to represent the interests of other stockholders. Likewise, management may perform more effectively with the incentive of stock options or stock ownership.

However, from time to time members of management and directors will be aware of information that could be material to a stockholder’s investment decision, but which in the best interests of Silver Bull should not be disclosed until some later time. Hindsight can be remarkably acute, and an accusation can always be made that at any particular time a purchase or sale of stock by an insider was motivated by undisclosed favorable or unfavorable information. In such circumstances, the appearance of a problem can be almost as problematic as an actual abuse, both to Silver Bull and to the insider involved.

The Board of Directors has therefore determined that, in addition to the requirements set forth in Silver Bull’s Policy Against Trading on the Basis of Insider Information, it would be useful to establish guidelines for stock sales by directors and members of management.

The policies outlined in paragraph A through E below apply to all directors and executive officers of Silver Bull and to such other employees of Silver Bull as the President or the Chief Financial Officer may designate from time to time because of their access to sensitive Company information. Generally, any entities or family members whose trading activities are controlled or influenced by any director, executive officer, or other member of management should be considered to be subject to the same restrictions. These guidelines are:

A.                 Transactions During “Window Periods”: Generally, members of management and directors should buy or sell Silver Bull stock in the market during a “window period” commencing on the third business day after general public release of Silver Bull’s annual or quarterly earnings through the end of the quarter. This “window” may be closed early or may not open if, in the judgment of Silver Bull’s President and Chief Financial Officer, there exists undisclosed information that would make trades by members of Silver Bull’s management inappropriate.

Even within the window period, an insider who desires to buy or sell Silver Bull stock must consult in advance with Silver Bull’s Chief Financial Officer to confirm that he is not aware of undisclosed information that would make such a trade inappropriate.

B.                 Transactions Outside “Window Periods”: An insider who believes that special circumstances require him to trade outside the window period should consult with Silver Bull’s President or Chief Financial Officer. Permission to trade will be granted only where the circumstances are extenuating and there appears to be no significant risk that trade may subsequently be questioned.

C.                 Purchases or Sales Under Rule 10b5-1 Stock Trading Plan: Members of management may purchase or sell shares of Silver Bull stock under a Rule 10b5-1 trading plan provided the plan is accomplished through a reputable broker-dealer and meets the legal requirements for such plan. Persons utilizing the plan must notify the Company upon the adoption of the plan and upon each transaction under the plan. Transactions under a Rule 10b5-1 plan are not subject to the window period requirements contained in Paragraphs A and B.

D.                 Rules and Reporting Obligations: Finally, executive officers and directors should take care not to violate the prohibition on short-swing trading (Exchange Act Section 16(b)), the rules against short sales (Exchange Act Section 16(c)) and the restrictions on sales by control persons (Rule 144) and to file all appropriate reports (Forms 3, 4, and 5, and, where appropriate, Form 144). Executive officers and directors who beneficially own more than 5% of Silver Bull’s outstanding stock must additionally adhere to the reporting requirements under Section 13(d) and 13(g) of the Securities and Exchange Act of 1934. Please consult with Silver Bull’s Chief Financial Officer for assistance with the foregoing.

E.                 Duty to Report Transactions on Forms 3, 4, and 5: The following applies to “reporting persons,” including any executive officer, director, or a beneficial owner of greater than 10% of Silver Bull’s securities, as well as any affiliates of any reporting person. Reporting obligations may continue to be applicable even after a person is no longer an executive officer, director, or beneficial owner.

1.                  Each person who is subject to the reporting obligation is individually responsible for filing his or her own reports. Silver Bull personnel may assist the individual in preparing or filing the reports, but ultimately it is the individual’s, not Silver Bull’s, responsibility.

2.                  All reports must be filed in electronic format with the SEC’s Electronic Data Gathering Analysis and Retrieval System (EDGAR). A second copy must be sent contemporaneously to Silver Bull. When complying with your reporting obligations and SEC regulations, it is important that you consult with Silver Bull’s Chief Financial Officer.

(a)                Form 3: You must file a Form 3 within 10 days of the event by which you become a reporting person (i.e., executive officer, director, 10% holder or other reporting person), regardless of whether you acquired any securities as a result of becoming a reporting person.

Example: A person who is appointed as an officer on June 4th and receives a stock option to purchase 100 shares of common stock must file a Form 3 on or before June 14th whether or not that person owns any of Silver Bull’s stock or stock options.

(b)               Form 4: This form reports changes in beneficial ownership (sales, purchases, gifts, stock bonuses, warrant exercises, etc.) and you must file a Form 4 before the end of the second business day following the day on which a transaction resulting in a change in beneficial ownership has been executed.

Example: A sale of common stock on Thursday, June 4th must be reported no later than Monday, June 8th.

Example: A grant of a stock bonus of 100 shares of common stock or an option to purchase 100 shares of common stock on Monday, August 25th must be reported no later than Wednesday, August 27th.

(c)                Form 5: This form must be filed on or before the 45th day of the end of the issuer’s fiscal year if there are transactions not previously reported. Silver Bull’s fiscal year ends October 31st. Transactions previously reported are not required to be included on this form.

The undersigned states and attests as follows:

I have read and understood the foregoing as well as Silver Bull’s “Policy Against Trading on the Basis of Inside Information,” and agree to abide by the terms of each.

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Signature                            Date

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